LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
PERFEKTO LLC

(a Delaware Limited Liability Company)

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "**Agreement**") of **PERFEKTO LLC**, a Delaware limited liability company (the "**Company**"), is entered into effective as of July 13, 2021, by **PERFEKTO LTD.**, a Cayman Islands company (the "**Member**"), as the Company's sole member.

RECITAL

WHEREAS, the Member has caused the Company to be formed under the Delaware Limited Liability Company Act (the "**Act**") for the purposes set forth herein, and accordingly, desires to enter into this Agreement in order to set forth the terms and conditions of the business and affairs of the Company and to determine the rights and obligations of its Member.

NOW, THEREFORE, the Member, intending to be legally bound by this Agreement, hereby agrees that the limited liability company agreement of the Company shall be as follows:

AGREEMENT

1.   **Organization**. The Member hereby organizes the Company as a single-member Delaware limited liability company pursuant to the provisions of the Act. Any and all actions taken by the undersigned authorized person as an Authorized Person (as such title is used in the Company's Certificate of Formation) in forming the Company (including, but not limited to filing the Company's Certificate of Formation) are hereby approved, ratified and adopted as valid and binding acts of the Company. The Authorized Person hereby resigns from such position.

2.   **Purpose; Powers**. The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Member from time to time. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Section 2. The Company shall have all powers of a limited liability company under the Act and the power to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Section 2.

3.   **Offices**. The registered agent for service of process of the Company, and the office of such agent, and the principal office of the Company, shall be designated by the Manager from time to time and designated as such in the Company's filings with the Delaware Secretary of State. The Company's initial registered agent is National Registered Agents, Inc., and the initial address of the registered agent and principal address of the Company is 1209 Orange Street, Wilmington, Delaware 19801.

4.   **Membership Interests; Capital Contributions**. The name, address and initial capital contribution of the Member shall be set forth on **Schedule A** attached hereto. Membership interests of the Company shall be represented by, and referred to as, "**Common Units**", and the ownership of such Common Units shall be as stated on **Schedule A** attached hereto. The Member shall have no obligation to make any additional capital contributions to the Company. The Member may, in its sole discretion, make additional contributions of capital to the Company as the Member determines are necessary, appropriate or

desirable. The Member and any other person may make advances or loans to the Company on such terms and conditions as the Member and such other person agree upon in writing.

   5. **Distributions**. Subject to applicable law and any limitations contained in this Agreement, the Manager may distribute available cash to the Member.

   6. **Management**.

    6.1 **Generally**. The Company's sole manager (the "**Manager**") shall have the sole and exclusive right to manage, control, and conduct the affairs of the Company and to Make Decisions for the Company (or delegate such authority to Make Decisions for the Company), *provided that* the Manager may, in his sole discretion, submit any decision to a vote of the Member. The Manager shall be reimbursed for any out-of-pocket expenses paid on behalf of the Company. As the manager of a manager-managed limited liability company under the Act, the Manager shall have the right to manage the business of the Company, and have all powers and rights necessary or advisable to effectuate and carry out the purposes and business of the Company and, in general, all powers permitted to be exercised by a manager under the Act. The name of the Manager is set forth on **Schedule B**. The Member shall have the right to, at anytime, remove and/or replace the Manger. The Manager may resign in such role by providing the Member with 10 days advance written notice. Additional Managers may be added at any time by consent of the Member. "**Make Decisions**" means taking actions, making decisions or entering into agreements on behalf of the Company (or expending any sum, or incurring any obligation (or authorizing any of the same) with respect to any such action or decision or agreement).

    6.2 **Officers and Delegates of the Managers**. At any time and from time to time, the Manager may appoint officers, agents or other delegates of the Company, with such powers, authority, and responsibilities as the Manager delegates to them. The Manager may assign titles (including, without limitation, CEO, President, Vice-President, Secretary and Treasurer) to any officer. Unless the Manager determines otherwise, if a title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware Business Corporation Act, the assignment of such title shall constitute the delegation to such officer of the authorities and duties that are customarily associated with that office. Any number of titles may be held by the same officer. Any officer, agent or other delegate of the Company may be removed at any time, with or without cause, by action of the Manager, and his or her replacement, if any, may be approved by the Manager at the time of such removal. The initial officers of the Company are set forth on **Schedule B** hereto.

   7. **Additional Members**. By written approval of the Member, the Member is authorized to admit any person as an additional Member of the Company (each, an "**Additional Member**"), and each such person shall be admitted as an Additional Member at the time such person (i) executes this a counterpart to this Agreement and (ii) is named as a Member and assigned a number of Common Units and percentage interest in a revised **Schedule A** hereto. All Members shall then amend this Agreement to the extent necessary to reflect their multiple interests in the Company.

   8. **Liability of the Member**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

   9. **Indemnification**. The Member or any of its, employees, or officers, or any of their respective affiliates, partners, members, shareholders, officers, representatives, directors, consultants, employees or agents (including, without limitation, any agent acting as an attorney-in-fact)(each an "**Indemnified Party**") shall not be liable to the Company or any other person or entity for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement, except that an Indemnified Party may be liable for any such loss, damage or claim incurred by reason of such Indemnified Party's gross negligence or willful misconduct, if so adjudged by a court of competent jurisdiction. To the full extent permitted by applicable law, an Indemnified Party shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Indemnified Party by reason of any act or omission performed or omitted by such Indemnified Party in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Party by this Agreement, except that no Indemnified Party shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Indemnified Party by reason of such Indemnified Party's gross negligence or willful misconduct; *provided, however*, that any indemnity under this Agreement or the Act shall be provided out of and only to the extent of the Company's assets, and the Member shall not have any personal liability on account thereof.

10. **Amendments and Waiver; Additional Members**. This Agreement and the Company's Certificate of Formation may only be amended with the written consent of the Member. Failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms. The Member may admit new members to the Company, accept additional capital contributions and/or issue new Units to such Members, and addition of new parties to this Agreement shall not constitute a modification, amendment or waiver of this Agreement, unless the Member expressly agrees in writing to amend this Agreement. If at anytime, the Company has multiple members and has not amended this Agreement, then actions to be taken or approved by the Member herein, shall be taken or approved by the holders of a majority of the Common Units.

11. **Dissolution and Winding-up of the Company**. The Company shall be dissolved upon the first to occur of (a) the written consent of the Member, or (b) the entry of a decree of judicial dissolution under the Act. If the Member has a deficit capital account upon dissolution, it shall have no obligation to make any additional capital contribution, and the negative balance of the capital account shall not be considered a debt owed by the Member to the Company.

12. **No Third Party Beneficiary**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or other third party.

13. **Miscellaneous**. This Agreement may be executed in two or more counterparts (which may be by facsimile or in the form of a .pdf file) and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its principles of conflict of laws.

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IN WITNESS WHEREOF, this Agreement has been made and executed as of the date first written above.

MEMBER:

PERFEKTO,
a Cayman Islands company

Jan Pekka Heinvirta

By: _____
Name: Jan Pekka Heinvirta
Title: Director

MANAGER:

Jan Pekka Heinvirta

Jan Pekka Heinvirta

_____

AUTHORIZED PERSON:
(solely for the purpose of resigning as
the Authorized Person)

Jan Pekka Heinvirta

Jan Pekka Heinvirta

_____

SCHEDULE A

NAME, ADDRESS AND INITIAL
CAPITAL CONTRIBUTION OF THE MEMBER

Name of Member	Address of Member	Common Units of Membership Interests	Capital Contribution (in USD)	Percentage Interest
Perfekto Ltd., a Cayman Islands company	Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands	**100,000**	As reflected in the books of the Company.	100%

SCHEDULE B

MANAGER

Name
Jan Pekka Heinvirta

OFFICERS

Name
Jan Pekka Heinvirta (Chief Executive Officer, President, Secretary) Ana Hilda Sosa Padilla (Chief Financial Officer, Treasurer)